Mail Stop 6010
Via Facsimile and U.S. Mail

July 19, 2006

Mr. Robert L. Butchofsky
President and Chief Executive Officer
QLT Inc.
887 Great Northern Way
Vancouver, B.C., Canada V5T 4T5

> **Re:** **QLT Inc.**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 0-17082**

Dear Mr. Butchofsky:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 56

1.   This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting policies and estimates, except for revenue recognition and impairment of goodwill and intangible assets that are discussed in subsequent comments, please provide us information in a disclosure-type format, regarding the uncertainties in applying these accounting policies, and quantify the historical accuracy of these accounting estimates for each period presented and the effects

Mr. Robert L. Butchofsky
QLT Inc.
July 19, 2006
Page 2

that reasonably likely changes in key assumptions may have to the estimate at the latest balance sheet date presented.

<u>Revenue Recognition, page 57</u>

2.   Your description of revenue recognition for Visudyne products under the agreement with Novartis Ophthalmics, which includes advances on the cost of inventory sold and reimbursement of specified costs, appears to be inconsistent with your tabular disclosure of how net product revenue is determined on page 62. For example, you state that total revenue is based on 50% of profit derived by Novartis Ophthalmics, while the table on page 62 indicates that it is based on "remaining revenue on final sales." Please provide an expanded discussion and quantification in a disclosure- type format of your revenue recognition for net product revenue that eliminates these apparent inconsistencies. Also, provide the following information in a disclosure-type format.

- Provide an expanded description of the calculation of "sell through" of Visudyne products to end customers, including what these amounts represent, how they are determined, and who performs this calculation.
- Provide a more specific description of each adjustment in the table on page 62, including what these amounts represent, how they are determined, and who performs this calculation.
- You disclose that you have not experienced any material product returns and you do not offer rebates or discounts. Describe your product return policies for Visudyne and Eligard. Discuss the impact that product returns, rebates or discounts offered by Novartis Ophthalmics to end customers have on information provided to you by Novartis Ophthalmics and your determination of net product revenue.
- You are projecting a decline in Visudyne sales in 2006. Explain the reasons for this decline and quantify the expected amount.
- Due to the TAP litigation, it appears that you may be permanently enjoined from manufacturing and selling Eligard products and may be required to provide a voluntary recall program, under which physicians, wholesalers and distributors would be allowed a full refund. Please explain the basis for your conclusion that a provision for such product returns was not necessary at December 31, 2005.

3.   You state that if Novartis Ophthalmics were to terminate the collaborative arrangements, it would be required to pay you a "reasonable royalty on sales of Visudyne thereafter." Please provide expanded discussion and quantification in a disclosure-type format of the terms governing such a termination and the determination of a "reasonable royalty."

4.   Your revenue recognition for net product revenue, net royalties and cost of sales appears to depend on data provided by Novartis Ophthalmics and other marketing

partners. We believe that greater uncertainty related to these accounting activities may exist due to the extent of your dependence on such data generated by third parties. Please provide the following information in a disclosure-type format:

- The nature of data used in accounting for these activities and your process for ensuring that it is timely, accurate and complete.
- Describe the nature and magnitude of estimates made by third parties in providing this information to you.
- Describe the key assumptions underlying these estimates.
- Discuss and quantify the current period impact of changes in prior year estimates
- Describe the nature and frequency of disputes with third parties (if any) and the magnitude of related amounts.

Comparison of Years ended December 31, 2005, 2004 and 2003, page 61

5.   You disclose various product development activities, related to Visudyne, Eligard, Limuteporfin and Aczone, as well as co-development arrangements with Novartis Ophthalmics. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please provide us the following information for each of your major research and development projects in a disclosure-type format:

   a.   The current status of the project [Is this disclosed in the business section?];
   b.   The costs incurred during each period presented and to date on the project;
   c.   The nature, timing and estimated costs of the efforts necessary to complete the project;
   d.   The anticipated completion dates;
   e.   The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
   f.   The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, discuss that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative information that indicates the amount of the company's resources being used on the project.

Regarding c. and d., discuss the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, discuss those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

6.   In the fourth quarter of 2005, you recorded a $410.5 million impairment charge related to your acquisition of Atrix Laboratories. Please provide in a disclosure-type format a breakdown of this impairment charge by intangible asset. Include an expanded discussion and quantification of the key assumptions used in determining the fair value of each intangible asset and the related sensitivity of these estimates to reasonably likely changes in such assumptions, particularly the impact of recent court decisions on your future sales and profit projections for Eligard.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

23. Contingencies, page 110

7.   You disclose that QLT USA may be "permanently enjoined from manufacturing and selling some or all of its Eligard products in the United States until the patent expires on May 1, 2006." Your disclosure does not appear to provide sufficient discussion and analysis of the implications of this lawsuit and patent expiration on future sales of Eligard. Please provide us a discussion, in a disclosure-type format, of how the expiration of the patent affects the TAP litigation, your indemnifications to Sanofi-Synthelabo and your manufacturing and sale of Eligard products after May 1, 2006. Include an expanded discussion and quantification of the indemnities you provide to Sanofi-Synthelabo under your agreement.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

Mr. Robert L. Butchofsky
QLT Inc.
July 19, 2006
Page 5

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant